FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 12/6/2024

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing that Brazilian Court Confirms Ternium’s Obligation to Pay Indemnification in connection with its 2012 Acquisition of a Participation in Usiminas; the Decision is subject to Further Appeals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: December 6, 2024

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Brazilian Court Confirms Ternium’s Obligation to Pay Indemnification in connection with its 2012 Acquisition of a Participation in Usiminas; the Decision is subject to Further Appeals

Luxembourg, December 6, 2024 – Ternium S.A. (NYSE: TX) announced that the Brazilian Superior Court of Justice (SCJ) published today its unanimous decision to reject a motion of clarification filed by Ternium’s subsidiaries Ternium Investments and Ternium Argentina, together with Tenaris’s subsidiary Confab (all of which compose the T/T Group under the Usiminas shareholders agreement), that had sought to revert the June 18, 2024 SCJ decision ordering the T/T Group to pay Companhia Siderúrgica Nacional, or CSN, an indemnification in connection with their 2012 acquisition of a participation in Usiminas.

Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable by the T/T Group if CSN ultimately prevails in its claims. Assuming monetary adjustment through November 30, 2024, and BRL5 million in attorney’s fees, in each case as determined pursuant to the SCJ decision published today, the revised aggregate amount potentially payable by Ternium Investments and Ternium Argentina would be of approximately BRL1.9 billion (approximately $307 million) and BRL0.7 billion (approximately $109 million), respectively.

Ternium continues to believe that all of CSN's claims and allegations are unsupported and without merit, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, Ternium Investments and Ternium Argentina intend to continue to defend their rights vigorously and to file all available motions and appeals against the SCJ decisions that ordered an indemnification payment.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.